Framework Agreement

on the Establishment of Zhejiang Provincial Cord Blood Hematopoietic Stem Cells Bank

between Zhejiang Provincial Blood Center

and
Beijing Cord Blood Hematopoietic Stem Cells Bank
Beijing Jiachenhong Biological Technologies Co., Ltd.

September 2010

The Agreement has been hereby executed by and between the parties on 15, September 2010 (hereinafter referred to as “date of execution”) in Hangzhou, Zhejiang Province, China.

Subject:

Based on their mutual understanding and collaboration over years, Zhejiang Provincial Blood Center and Beijing Cord Blood Hematopoietic Stem Cells Bank as well as its owner Beijing Jiachenhong Biological Technologies Co., Ltd., through cordial negotiations, have decided to bring their respective strengths into full play by establishing Zhejiang Lukou Biotechnology Co., Ltd. (hereinafter referred to as “Zhejiang Company”), and by jointly investing in, constructing and operating Zhejiang Provincial Cord Blood Hematopoietic Stem Cells Bank. As such, the collaborating parties hereby execute the Agreement as an attestation of their undertakings.

Purpose: To develop the cord blood hematopoietic stem cells banking in the Zhejiang region, to accelerate the popularization of clinical applications of cord blood, and to provide the local public with professional, high quality cryopreservation services for cord blood hematopoietic stem cells so as to benefit more patients.

Total investment: RMB100 million.

Registered capital: RMB50 million.

Whereas:

1.
Zhejiang Provincial Blood Center (hereinafter referred to as “the Provincial Blood Center”) is a health institution set up with approval by Zhejiang Provincial Government and directly subordinate to the Provincial Health Department. It is at a domestically advanced level in terms of blood collection, storage, quality of clinical blood transfusion, technology to safeguard the safety of the blood clinically used by the public and standardized systems; the cord blood hematopoietic stem cells bank set up thereby in accordance with approval by the Ministry of Health is also among the first in the country to conduct research in technical fields such as cord blood collection, testing, cryopreservation and recovery of cord blood hematopoietic stem cells, etc, and its current overall level is also among the more advanced in the country.

2.
Beijing Cord Blood Hematopoietic Stem Cells Bank (hereinafter referred to as “ Beijing Cord Blood Bank”) is a special blood station that was set up with approval from the Ministry of Health, in accordance with applicable laws and regulations and applicable provisions and that has received a blood station business license. It is mainly engaged in business such as collection, preparation, cryopreservation and custody, etc. of cord blood hematopoietic stem cells. Beijing Jiachenhong Biological Technologies Co., Ltd. (hereinafter referred to as “Jiachenhong Company”), the operator and owner of Beijing Cord Blood Bank, is a limited liability company established in accordance with the Laws of the People’s Republic of China and it wholly invests in, owns and operates Beijing Cord Blood Bank. Since its establishment, Jiachenhong Company has been dedicated to publicizing and popularizing knowledge related to hematopoietic stem cells as well as their value of application to the whole society, while at the same time investing human and financial resources in scientific research related to the storage of hematopoietic stem cells and other clinical applications. It has also continuously made public charitable donations. It does not only have substantial capital strength, but also has advanced managerial experience and is a participant in the establishment of standards for the cord blood industry in China.

Chapter 1 Interpretations

Clause 1 Unless otherwise indicated or covenanted in the Agreement and attachment(s), the meanings of the following concepts shall be:

(1)
The “Zhejiang Cord Blood Bank” shall mean “Zhejiang Provincial Cord Blood Hematopoietic Stem Cells Bank” that is the cooperation between Zhejiang Provincial Blood Center and Beijing Jiachenhong Biological Technologies Co., Ltd. and that has added authorized custody services. It operates on the model of “coexistence of public and private bank and subsidizing public bank by private bank” and is further expanding development and operations through Zhejiang Company. Its establishment and acceptance inspection have been approved by the Ministry of Health.

(2)	“The Provincial Blood Center” shall mean Zhejiang Provincial Blood Center.

(3)	“Beijing Cord Blood Bank” shall mean Beijing Cord Blood Hematopoietic Stem Cells Bank.

(4)	“Jiachenhong Company” shall mean Beijing Jiachenhong Biological Technologies Co., Ltd., the operator and owner of Beijing Cord Blood Hematopoietic Stem Cells Bank.

(5)
“Cord blood” shall mean placental and cord blood that is not related to the blood capacities and blood circulations of pregnant women and newborn babies and that exists at the remote end of the umbilical cords of newborn babies after the umbilical cords have been cut off.

(6)
“Zhejiang Company” shall mean Zhejiang Lukou Biotechnology Co., Ltd, the entity which jointly formed by both parties,.  The purpose for setting up the company is to better implement the course of the Ministry of Health to “allow depositors to choose the storage method for cord blood,” explore and practice the operating model of “coexistence of public and private banks and subsidizing public bank by private bank” of cord blood banks of our country and to operate Zhejiang Cord Blood Bank by using the private bank to subsidize the public bank, so as to promote the joint development of the public bank and private bank and to benefit the public.

Chapter 2 Framework and Basic Principles of Cooperation

Section 1 Basic Framework for Mutual Cooperation

Clause 2 Both parties agree and acknowledge that on the principles of facilitating the healthy and steady operations and development of Zhejiang Cord Blood Bank, they have reached the following agreements with regard to the development and future operations of Zhejiang Cord Blood Bank:

(1)	Jiachenhong Company and the Provincial Blood Center will jointly set up “Zhejiang Company,” which has qualifications as an independent legal entity, for a total investment of RMB100 million.

(2)
The first installment of registered capital of “Zhejiang Company” is RMB50 million. The equity structure is a monetary capital contribution by Jiachenhong Company with an equity percentage of 90%; the Provincial Blood Center will make a non-monetary capital contribution with technologies and equipment, etc., with an equity percentage of 10%.

(3)
Upon the establishment of “Zhejiang Company,” Zhejiang Company will, as the operator and capital investor of Zhejiang Cord Blood Bank, complete the application of business permission for Zhejiang Cord Blood Bank jointly with the Provincial Blood Center and obtain the blood station business license issued by competent authorities in charge.

(4)
“Zhejiang Company” will set up a board of directors consisting of three members, of whom one shall be from the Provincial Blood Center; one from Beijing Cord Blood Bank and one from Jiachenhong Company.

(5)	The operating model of Zhejiang Cord Blood Bank shall be:

1.
In the name of “Zhejiang Provincial Cord Blood Hematopoietic Stem Cells Bank,” Zhejiang Cord Blood Bank shall engage in the collection, preparation, cryopreservation of cord blood, and provide cord blood hematopoietic stem cells to medical institutions and scientific and research institutions;

2.
The professional technicians of the Provincial Blood Center shall provide guidance and management of the business process and quality control of the clinical collection, preparation, cryopreservation and testing of cord blood; “Zhejiang Company” shall hire professional technicians who meet the requirements for the appropriate duty posts to engage in technical works related to steps such as the preparation, cryopreservation and testing of cord blood hematopoietic stem cells;

3.
“Zhejiang Company” shall be responsible for resolving needs for the place of operations and buildings for business of the Zhejiang Cord Blood Bank; and for acquiring all fixed assets including facilities and equipments;

4.	“Zhejiang Company” shall bear the cost of the development and operations of the Zhejiang Cord Blood Bank and bear the entire cost of operations of the Zhejiang Cord Blood Bank;

5.
To maintain the normal operations of the Zhejiang Cord Blood Bank and promote the development of the cord blood health business conducted by the Zhejiang Cord Blood Bank, the Zhejiang Cord Blood Bank may engage in authorized custody services;

6.
The Provincial Blood Center shall establish and issue systems and standards related to the professional and technical management of the Zhejiang Cord Blood Bank, deliver the industry regulations and business guidance rules promulgated by competent authorities in charge of the industry and correspondence documents related to the operations of the Zhejiang Cord Blood Bank, etc.

Section 2 The Rights and Obligations of Both Parties

Clause 3 Both parties agree to respectively provide cooperative conditions, perform cooperative obligations and to be entitled to the rights to cooperation and undertake confidentiality responsibilities in accordance with the covenants of the Agreement. Both parties shall execute a separate confidentiality agreement with respect to confidentiality responsibilities.

Clause 4 The basic rights and obligations of the Provincial Blood Center:

(1)
Provide the Zhejiang Cord Blood Bank with technical guidance and business management as well as relevant technicians for the collection, preparation, quality control, cryopreservation and recovery of cord blood.

(2)	Not undertake of the operational risks of the Zhejiang Cord Blood Bank.

(3)
Be responsible for constructing properties available for the operations of the Zhejiang Cord Blood Bank and Zhejiang Company and have ownership of such properties, provided that the provision of buildings for operations and office use to the Zhejiang Cord Blood Bank and Zhejiang Company in appropriate manner is guaranteed, with usable area not less than 1,500 square meters, and the guaranteed term of use shall not be less than 20 years.

(4)	Facilitate and provide assistance for the clinical applications of cord blood hematopoietic stem cells by the Zhejiang Cord Blood Bank.

(5)
Complete all procedures related to the license renewal and continued existence of the Zhejiang Cord Blood Bank, strive for approval for the Zhejiang Cord Blood Bank of the renewal of license from the competent health and administrative authorities, so as to maintain a continuously valid license and its renewal for the Zhejiang Cord Blood Bank.

(6)	Report to the competent health and administrative authorities the relevant issues on Zhejiang Cord Blood Bank.

(7)	Provide the Zhejiang Cord Blood Bank related technical services such as medical testing agents, etc., that meet industry standards for fees.

(8)	Agree to allow Zhejiang Company to operate the Zhejiang Cord Blood Bank by a method of subsidizing the public bank by the private bank and to be responsible for the operations of the public bank.

(9)
As one of the investors in the Zhejiang Company, shall have the right to invite an accounting firm, which is an independent third party, at any time to perform audit on the financial status of Zhejiang Company at its own expense.

Clause 5                      Fundamental Rights and Obligations of Jiachenhong Company:

(1)	Make total capital commitment to fund the operation of Zhejiang Cord Blood Bank by contributing equity fund to “Zhejiang Company”.

(2)	Bear the operational risks of Zhejiang Cord Blood Bank through “Zhejiang Company”.

(3)	Assist in dealing with all formalities in connection with the license renewal and continued existence of Zhejiang Cord Blood Bank.

(4)
through “Zhejiang Company”, provide fixed assets and meet other physical conditions such as business premises, site, environment, facilities and equipments that are necessary to the operational needs of Zhejiang Cord Blood Bank.

(5)
In order to expedite the establishment and development of Zhejiang Provincial Cord Blood Bank, Jiachenhong Company shall make payment of RMB30 million (RMB Thirty Million Only) by installments to Provincial Blood Center for the establishment of Zhejiang Cord Blood Bank.  Zhejiang Provincial Blood Center shall especially construct the relevant property with usable area of not less than 1,500 square meters for the operation of Zhejiang Company and storage of cord blood with a term of not less than 20 years.

(6)
Upon the establishment of Zhejiang Company, guarantee that, during the initial three years, the total amount of profit and technical consultant fees paid by Zhejiang Company to Provincial Blood Center is not less than RMB2 million (RMB Two Million Only) per year.  Thereafter, profit would be shared in proportion to the shareholding percentage.

(7)	Pay the salaries and benefits of staff of Provincial Blood Center in Zhejiang Cord Blood Bank through “Zhejiang Company”.

(8)
Be responsible for the daily operation and management of Zhejiang Cord Blood Bank through “Zhejiang Company”, has the right of management of Zhejiang Cord Blood Bank for a term of not less than 20 years.

(9)
Zhejiang Company shall extend full support to the operation of public bank with Zhejiang Provincial Blood Center as the main entity.  On the basis of maintaining the existing cryopreserved quantity of public bank, the quantity which is successfully collected and cryopreserved every year in the public bank shall be no less than 10% of that in the private bank.  The number of new cases in public bank shall reach 10,000 in 10 years.  Hence, for the cord blood hematopoietic stem cells which are successfully stored in the public bank, apart from being lawfully provided by Zhejiang Cord Blood Bank for the use in clinical transplantation, they can also be used to satisfy the needs for scientific research and charitable purposes of Provincial Blood Center.

(10)
Through Zhejiang Company, be responsible for the recruitment of professional technical personnel, who meet the requirements of the relevant posts, to engage in related technical work of different phases such as the preparation, cryopreservation, testing of cord blood hematopoietic stem cells; be responsible for the recruitment of financial staff, administrative management staff, back-up support staff to carry out the financial, administrative management and back-up support works of Zhejiang Cord Blood Bank.

Section 3    Cooperation Period

Clause 6    Both parties agree that the cooperation period of both parties under the Agreement shall be not less than 20 years commencing from the date of formal operation of Zhejiang Cord Blood Bank.

Chapter 3    Representations and Undertakings of Both Parties

Clause 7    Provincial Blood Center confirms, undertakes and warranties that during the performance of the Agreement, Provincial Blood Center shall not, by itself or jointly with any third parties, engage in cooperation in the field of cord blood and cord blood hematopoietic stem cells.  All possible cooperations with third parties shall be confirmed mutually in writing by Provincial Blood Center and Jiachenhong Company and carried out in the name of Zhejiang Company.

Clause 8    Jiachenhong Company confirms, undertakes and warranties that it is a limited liability company with good standing which is lawfully established and existed according to the Law of the People’s Republic of China and with lawful and normal operations.  It possesses independent legal entity status and full capacity for civil conduct, has the right to conduct civil acts on its own in accordance with the Laws of the People’s Republic of China, enjoys civil rights, fulfils civil obligations and takes up civil liabilities.  According to the lawful, valid resolutions made by the board of directors of Jianchenhong Company pursuant to the articles of association, it has obtained all the valid approvals and authorizations required for the signing and performance of the Agreement, is entitled and capable of signing and performing the Agreement.

Chapter 4    Effect of the Agreement

Clause 9    The Agreement constitutes the stipulations binding on both parties in relation to all matters of mutual cooperation and carries the legal status and effect of a contract.  Matters to be conducted pursuant to the stipulations of the Agreement, such as the establishment of Zhejiang Company, the establishment of Zhejiang Cord Blood Bank, recruitment of relevant personnel, construction and lease of relevant property and the mode of operation of Zhejiang Cord Blood Bank, shall inevitably or mandatorily involve the execution of such documents as specific contracts, articles of association and agreements.  At that time, each of the two parties must abide by the principles set out in the basic framework as established under the Agreement and conduct detailed negotiations. Except where changes arise in national laws, regulations and policies, any violation of the principles as set out in the Agreement which renders the mutual cooperation impossible or actions that hinders its smooth proceeding shall be deemed in default of the Agreement.  The opposite party shall have the right to terminate the Agreement.  The defaulting party will be held liable for the default and shall compensate the opposite party for its economic losses.

Chapter 5    Variation and Termination of the Agreement

Clause 10    Any variation to the Agreement, as agreed upon by both parties, shall be made in writing.

Clause 11    The Agreement cannot be terminated arbitrarily.  In the event of termination of the Agreement by reason of default or as agreed upon by both parties, each party shall return the documentary information which has already been provided to the other party within ten days of the termination and settle economic matters that have already occurred.

Chapter 6    Resolution of Disputes

Clause 12    Any dispute arising from the performance of the Agreement shall be resolved by both parties through cordial negotiations. Should they fail to reach an agreement, any of the two parties shall be entitled to bring an action to the People’s Court of the place where “Zhejiang Company” is located.

Chapter 7    Validity of the Agreement

Clause 13    The Agreement is effective from the date of signing or affixing company chops by the authorized agent of each of the parties.

Chapter 8    Other Provisions

Clause 14    The parties hereto may conduct additional negotiations as regards matters that are not addressed herein and enter into supplementary agreements, which constitute an inseparable part of the Agreement and carry the same legal effect as the Agreement.

Clause 15    The Agreement is executed in sextuplicate originals, with each party holding three copies.  Each of the copies carries the same legal effect.

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(This page is the signing page for the Framework Agreement on the Establishment of Zhejiang Provincial Cord Blood Hematopoietic Stem Cells Bank)